Exhibit 12.2

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

						9 Months	9 Months	12 Months
						Ended	Ended	Ended
Earnings:	2007	2008	2009	2010	2011	September 30, 2011	September 30, 2012	September 30, 2012

Income from continuing operations
before tax and noncontrolling interest	1,400	1,246	1,620	1,532	1,745	1,378	1,186	1,553
Less: Income from equity investees	—	—	—	—	—	—	—	—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,400	1,246	1,620	1,532	1,745	1,378	1,186	1,553
Add:
Fixed charges (see below)	466	445	462	492	523	392	420	550
Amortization of capitalized interest	2	2	2	2	4	2	2	3
Distributed income of equity investees	—	—	—	—	—	—	—	—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—	—	—	—
Subtract:
Interest capitalized	(3)	(3)	(4)	(7)	(4)	(5)	(6)	(4)
Preference security dividend requirement of
consolidated subsidiaries - pre-tax basis	—	—	—	—	—	—	—	—
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(305)	(170)	(94)	—	—	—	—	—

Earnings as adjusted	1,560	1,520	1,986	2,019	2,268	1,767	1,602	2,102

Fixed Charges (1):
Interest expenses - net capitalized interest and AFUDC	429	407	420	429	463	344	373	492
Add: AFUDC	25	27	32	43	42	32	29	39
Interest expenses - net of capitalized interest	454	434	452	472	505	376	402	531
Interest capitalized (2)	3	3	4	7	4	5	6	4
Interest portion of rental expense (3)	9	8	6	13	14	11	12	15
								—
Total fixed charges	466	445	462	492	523	392	420	550

Ratio	3.35	3.42	4.30	4.10	4.34	4.51	3.81	3.82

(1) Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.

(2) Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership.

(3) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.